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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          FOR THE MONTH OF OCTOBER 2002

          ------------------------------------------------------------



                        COMMISSION FILE NUMBER 000-30744

                             [360networks inc. LOGO]

                                360networks inc.
                           (Exact name of registrant)

                         1500-1066 WEST HASTINGS STREET,
                          VANCOUVER, BRITISH COLUMBIA,
                                 CANADA V6E 3X1
                    (Address of principal executive offices)

                                  604 681 1994
                         (Registrant's telephone number)

          -------------------------------------------------------------



Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.          Form 20-F /X/   Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes / /   No /X/

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of 360networks inc. (Registration No. 333-39774) and the Registration Statement on Form F-3 of 360networks inc. (Registration No. 333-54174).


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INDEX


NEWS RELEASE - OCTOBER 2, 2002

U.S. Court confirms 360networks plan of reorganization.


BASIS OF PRESENTATION

As used in this report, unless the context otherwise indicates, the terms "we," "us," "our" and similar terms, as well as references to "360networks" or the "Company", means 360networks inc.


FORWARD-LOOKING INFORMATION

This document contains forward-looking statements that involve a number of risks and uncertainties. A forward-looking statement is usually identified by our use of certain terminology, including "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates" or "intends" or by discussions of strategy or intentions.

This document contains information about management's view of 360networks' future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, the doubt as to 360networks' ability as a going concern, risks associated with efforts to restructure the obligations of 360networks, risks associated with proceedings commenced by certain companies in the 360networks group under the Canadian Companies' Creditors Arrangement Act and the United States Bankruptcy Code, competitive developments, risks associated with 360networks' growth, regulatory risks, and other factors.

In addition, forward-looking statements depend upon assumptions, estimates and dates that may not be correct or precise and involve known and unknown risks, uncertainties and other factors. Accordingly, a forward-looking statement in this document is not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, you are warned not to rely on the forward-looking statements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Except for ongoing obligations under securities laws to disclose all material information to investors, we are not undertaking any obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements, or to publicly announce the results of any changes to our forward-looking statements due to future events or developments.


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NEWS RELEASE - OCTOBER 2, 2002

             U.S. COURT CONFIRMS 360NETWORKS PLAN OF REORGANIZATION

             APPROVAL WILL ENABLE EMERGENCE FROM CREDITOR PROTECTION

         WL ROSS & CO.'S NEW INVESTMENT AND SUPPORT WILL FUEL EXPANSION

Vancouver, B.C. -- 360networks announced today that the U.S. Bankruptcy Court for the Southern District of New York has confirmed its plan of reorganization, completing the final step in 360networks' emergence plan from bankruptcy protection in the U.S. and CCAA protection in Canada. The plan had received overwhelming approval from 100% of the Company's senior lenders and 94% of the unsecured U.S. creditors, who voted their claims last week. Having previously obtained plan approval from the Supreme Court of Canada on September 4, 2002, 360networks expects to emerge from bankruptcy by the end of October.

During its restructuring, 360networks completed the lighting of its U.S. and Canadian footprint and successfully grew its monthly recurring revenue from lit services, including wavelengths and private lines, while dramatically reducing its monthly recurring expenses. 360networks will emerge with approximately $100 million of cash and $215 million of bank debt (reduced from the Company's pre-filing debt level of approximately $2.7 billion). Given its strong liquidity position, the Company's business plan does not anticipate requiring additional capital prior to its debt maturing in five years. The Company's equity will be held by 360's pre-filing secured debt and unsecured trade creditors and by the Company's employees.

"As the first long-haul telecommunications provider to restructure successfully, we believe that our low debt level, lean cost structure and innovative, focused product set will enable us to be a key player in shaping the industry," said Greg Maffei, president and chief executive officer of 360networks. "This has been a painful process for our employees, customers and stakeholders, but we believe that our restructuring leaves us well-positioned. Throughout the restructuring, we have maintained our operational focus and continue to deliver excellent solutions for our customers. We see organic growth opportunities in our sector and potentially in the consolidation of carriers, and are confident we have the right team in place to take advantage of these opportunities."


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360networks also said today that WL Ross & Co. LLC, a leading private equity firm, has purchased debt securities of 360networks that represent approximately 10% of the new equity and 13% of the confirmed debt, and that 360networks and WL Ross & Co. will partner to consider future acquisitions in the telecommunications industry. In addition, Mr. Wilbur Ross, founder and Chairman of WL Ross & Co., will join the board of directors of the reorganized company. Over more than three decades, Mr. Ross has built a strong reputation for seizing opportunities to build value in restructured companies.

"After studying optical fiber network opportunities for more than a year, we have concluded that 360networks presents the most attractive combination of balance sheet strength, network map, technology, proximity to cash flow breakeven and management talent," said Wilbur Ross. "We see it as a logical base for the imminent industry consolidation."


ABOUT 360networks

360networks offers telecommunications services and network infrastructure in North America to telecommunications and data communications companies. The company's optical mesh fiber network is one of the largest and most advanced on the continent, spanning approximately 25,000 miles (40,000 kilometers) and connecting 48 major cities in Canada and the United States. On June 28, 2001, certain companies in the 360networks group voluntarily filed for protection under the Canadian Companies' Creditors Arrangement Act (CCAA) and Chapter 11 of the U.S. Bankruptcy Code. Additional information is available at www.360.net.


ABOUT WL ROSS

WL Ross & Co. LLC earlier this year organized International Steel Group with $236 million of equity to buy and reactivate the principal steel production and finishing assets of the bankrupt LTV Steel Corp. and of Acme Steel Corp. and last year invested a similar amount to acquire from the Japanese government Kansai Sawayaka Bank in Osaka, Japan as the successor to the failed Kofuku Bank.


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Private equity and hedge funds operated by WL Ross & Co. LLC also are the largest bondholders of Burlington Industries and recently renegotiated to a successful conclusion the debt exchange offer proposed by American Retirement Corp. Since its inception on April 1, 2000, WL Ross & Co. LLC has sponsored more than $1.6 billion of private equity and hedge fund commitments.

THIS NEWS RELEASE CONTAINS INFORMATION ABOUT MANAGEMENT'S VIEW OF 360NETWORKS' FUTURE EXPECTATIONS, PLANS AND PROSPECTS THAT CONSTITUTE FORWARD-LOOKING STATEMENTS FOR PURPOSES OF THE SAFE HARBOR PROVISIONS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE INDICATED BY THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF A VARIETY OF FACTORS INCLUDING, BUT NOT LIMITED TO, THE DOUBT AS TO 360NETWORKS' ABILITY AS A GOING CONCERN, RISKS ASSOCIATED WITH EFFORTS TO RESTRUCTURE THE OBLIGATIONS OF 360NETWORKS, RISKS ASSOCIATED WITH PROCEEDINGS COMMENCED BY CERTAIN COMPANIES IN THE 360NETWORKS GROUP UNDER THE CANADIAN COMPANIES' CREDITORS ARRANGEMENT ACT AND THE UNITED STATES BANKRUPTCY CODE, COMPETITIVE DEVELOPMENTS, RISKS ASSOCIATED WITH 360NETWORKS' GROWTH, REGULATORY RISKS, AND OTHER FACTORS. 360NETWORKS ASSUMES NO OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT ACTUAL RESULTS, CHANGES IN ASSUMPTIONS OR CHANGES IN FACTORS AFFECTING SUCH FORWARD-LOOKING STATEMENTS.

For more information, please contact

Media and Investor Relations

Chris Mueller                               Todd Wolfenbarger
360networks                                 The Summit Group
206-239-4064                                801-244-9600
ir@360.net


                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               360networks inc.

                                               By: /s/ LIN GENTEMANN
                                                   --------------------
                                                   Lin Gentemann
                                                   General Counsel and
                                                   Corporate Secretary

DATE: October 2, 2002